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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                             COMMISSION FILE NUMBER:

                                    0-10065

                           NOTIFICATION OF LATE FILING


             (CHECK ONE):  / / FORM 10-K     / / FORM 11-K  / / FORM 2-F
                         /X/ FORM 10-QSB     / / FORM N-SAR

                                FOR PERIOD ENDED:

                               SEPTEMBER 30, 2000

      / / TRANSITION REPORT ON FORM 10-K     / / TRANSITION REPORT ON FORM 10-Q
     / / TRANSITION REPORT ON FORM 20-F      / / TRANSITION REPORT ON FORM N-SAR
                       / / TRANSITION REPORT ON FORM 11-K

                          FOR TRANSITION PERIOD ENDED:


             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
            IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



                         PART I. REGISTRANT INFORMATION

                             FULL NAME OF REGISTRANT

                                DYNAMIC I-T INC.






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Former name if applicable

                  COLORADO GOLD & SILVER, INC.

Address of principal executive office (Street and Number)

                   2504 ELEVENTH STREET

City, State and Zip Code

                   SANTA MONICA, CALIFORNIA 90405

                        PART II. RULE 12b-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to this Rule 12b-25 (b), the following should be completed. (Check box if appropriate.

[X]
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-QSB, will be filed on or filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant requires additional time to finalize certain disclosure information necessary to accurately complete Form 10-QSB for the quarter ended September 30, 2000. Registrant acquired Banknet Kft., a company organized under the laws of Hungary ("Banknet"), on July 31, 2000. As a result, the Company is required to file consolidated financial statements. In accordance with Hungarian corporate law, however, Banknet is required to prepare financial statements in accordance with International Accounting Standards rather than with Generally Accepted Accounting Principles ("GAAP"). In order for comparisons to be done accurately on a period to period basis in accordance with GAAP and therefore, the standards of the Securities and Exchange Commission (the "Commission"), Banknet's financial statements for the applicable periods must be converted to GAAP, consolidated with the Registrant's and reviewed by the Registrant's newly engaged accountants and counsel in preparation for filing. In addition, the consolidated statements are for the period commencing August 1, 2000 through September 30, 2000. As Banknet's financial statements are prepared on a quarterly basis, it will be necessary to adjust these financials in order to incorporate results from the applicable period. For these reasons, the Company will file its September 30, 2000 late.





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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  RAY KING                  01144207    628-2681

                      (Name)             (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 of 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         /X  / Yes         /  / No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /X/ Yes / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The anticipated change in the Registrant's results of operations for the six months ending September 30, 2000 as compared with the comparable period of 1999 are the result of the Company's acquisition of Banknet. The consolidation of the financial results of the Registrant and Banknet may result in a one-time charge in certain categories as well as significant differences in certain line items. In addition, Banknet has a fiscal calendar year while the Company has a fiscal year ending March 31, 2001. A reasonable estimate cannot be made at this time because the periods in question are not comparable.

                                DYNAMIC I-T INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date

November 14, 2000


By :     /S/ Ray King
         ------------------
         Ray King
         Chief Financial Officer